Filed by Orbotech Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Orbotech Ltd.

Commission File No.: 000-12790

October 10, 2018

Options Tax Ruling

On October 10, 2018, Orbotech Ltd. (the “Company” or “Orbotech”) announced that the Israeli Tax Authority (“ITA”) has issued a tax ruling with respect to the tax treatment applicable to holders of Orbotech options, restricted share units (“RSUs”) and shares issued to certain directors and employees of Orbotech under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961 (the “Ordinance”) and to certain directors of Orbotech and others under Section 3(i) of the Ordinance (the “Options Tax Ruling”), in connection with the pending merger transaction involving the Company, KLA-Tencor Corporation (“KLA-Tencor”) and Tiburon Merger Sub Technologies Ltd. (such merger, the “Merger”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement and Plan of Merger dated as of March 18, 2018, as amended (the “Merger Agreement”), filed with the Securities and Exchange Commission as part of Exhibit 99.1 of the Company’s Form 6-K on June 7, 2018.

As contemplated by the Merger Agreement, the Company has also applied for a pre-ruling from the ITA with respect to an exemption from withholding of Israeli tax on payments of Merger Consideration paid to Orbotech shareholders who are non-Israeli residents and deferral of the obligation of Israeli tax resident holders of Orbotech shares, to pay Israeli tax on the exchange of the Orbotech shares for KLA-Tencor common stock in accordance with the provisions of Section 104H of the Ordinance (the “Withholding Tax Ruling”). If and when the Withholding Tax Ruling is finalized, Orbotech will issue a press release and furnish a Form 6-K or other document with the SEC describing the scope of the exemptions provided by the ruling. There can be no assurance that such ruling will be granted before the Closing or at all or that, if obtained, such ruling will be granted under the conditions requested by Orbotech.

The following is a summary discussion of the material Israeli income tax considerations in connection with the Merger, applicable to Orbotech Israeli employees and directors and other Israeli holders, who were granted Orbotech options, RSUs and shares under Sections 102 and 3(i) of the Ordinance. The following summary is included for general information purposes only, is based upon current Israeli tax law and the Options Tax Ruling and should not be construed as or considered to be tax advice to any particular holder of Orbotech Ordinary Shares or Company Compensatory Awards. No assurance can be given that future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary is not intended to be and does not constitute a complete review of all material terms of the Options Tax Ruling, nor does it discuss all material aspects of Israeli tax consequences that may apply to particular holders of Ordinary Shares and/or Company Compensatory Awards (in light of their particular circumstances). YOU SHOULD CAREFULLY READ THE OPTIONS TAX RULING ATTACHED HERETO AND CONSULT YOUR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER TO YOU.

Merger Consideration Payable with respect to Company 102 Shares and Company 102 Compensatory Awards vested as of the Closing Date, for which the Period Expiration Date (as defined in Section 102 of the Ordinance) has not yet elapsed by the Closing Date

Generally, receipt of the Cash Merger Consideration by the 102 Trustee (as described below) is considered a tax event. However, the receipt of the Cash Merger Consideration by the 102 Trustee prior to the Period Expiration Date shall not be deemed to violate the conditions of Section 102 of the Ordinance, provided that the Cash Merger Consideration is deposited with the 102 Trustee and that the 102 Trustee withholds the tax from the Cash Merger Consideration following its receipt, in accordance with Section 102(b)(3) of the Ordinance and the Income Tax Rules (Tax Reliefs in the Allotment of Shares to Employees), 5763-2003 (the “Reliefs Rules”), and subject to such additional terms detailed in the Options Tax Ruling.

With respect to the Stock Merger Consideration payable for such Company 102 Shares and Company 102 Compensatory Awards, generally, the receipt of such Stock Merger Consideration shall not be considered as a tax event at the time of its receipt by the 102 Trustee and the tax event shall be deferred in accordance with the provisions of Section 104H(e) of the Ordinance and the provisions of the Income Tax Rules (Adjustments in respect of Section 102 in Mergers or Splits), 5763-2003 (the “Merger-Split Rules”), and in accordance with the Withholding Tax Ruling, to the extent issued by the ITA.

Merger Consideration Payable with respect to Company 102 Shares and Company 102 Compensatory Awards vested as of the Closing Date, for which the Period Expiration Date has elapsed by the Closing Date

Upon receipt of the Cash Merger Consideration by the 102 Trustee, the holder shall be liable for tax in respect of the Cash Merger Consideration only, in accordance with the provisions of Section 102(b)(3) of the Ordinance and the Reliefs Rules.

With respect to the Stock Merger Consideration payable for such Company 102 Shares and Company 102 Compensatory Awards, generally, the receipt of such Stock Merger Consideration shall not be considered as a tax event at the time of its receipt and the tax event shall be deferred in accordance with the provisions of Section 104H(e) of the Ordinance and the provisions of the Merger-Split Rules, and in accordance with the Withholding Tax Ruling, to the extent issued by the ITA.

Merger Consideration payable with respect to Company 102 Options and Company 102 Restricted Shares Units issued after December 18, 2017 (“New 102 Options”), which have vested as of the Closing Date

The Cash Merger Consideration payable with respect to New 102 Options shall be deemed as income from employment pursuant to Section 2(2) of the Ordinance. With respect to the Stock Merger Consideration payable for such vested New 102 Options, generally, the receipt of such Stock Merger Consideration shall not be considered as a tax event at the time of its receipt, and the tax event shall be deferred in accordance with the provisions of Section 104H(e) of the Ordinance and the Merger-Split Rules, and in accordance with the Withholding Tax Ruling, to the extent issued by the ITA.

Assumption by KLA-Tencor of Company 102 Compensatory Awards which have not vested as of the Closing Date

The issuance of options and RSUs of KLA-Tencor in connection with the assumption by KLA-Tencor of Company 102 Compensatory Awards, shall not constitute a tax event and/or a new issuance for purposes of Section 102 of the Ordinance, and tax continuity shall apply in respect thereof, such that the Period Expiration Date shall be calculated from the issuance date of the original rights.

However, with respect to Company 102 Compensatory Awards which were issued following December 18, 2017, the allotment of options and RSUs of KLA-Tencor in lieu of a portion of such Company 102 Compensatory Awards which is attributed to the conversion of the Cash Merger Consideration, based on a formula set forth in the Merger Agreement, shall be deemed as income from employment pursuant to Section 2(2) of the Ordinance. With respect to the options and RSUs of KLA-Tencor issued with respect to the remaining portion of the Company 102 Compensatory Awards, generally, the issuance of such options and RSUs of KLA-Tencor shall not be considered as a tax event at the time of its receipt and the tax event shall be deferred in accordance with the provisions of Section 104H(e) of the Ordinance and the Merger-Split Rules), and in accordance with the Withholding Tax Ruling, to the extent issued by the ITA.

Merger Consideration Payable with respect to Company Compensatory Awards granted under Section 3(i) of the Ordinance (the “Company 3(i) Awards”) and which are vested as of the Closing Date

The Cash Merger Consideration payable with respect to vested Company 3(i) Awards will be classified as business income and/or income from employment, as the case may be, and be subject to tax withholding pursuant to the Income Tax Regulations (Withholding from Payments for Services or Assets) 5737-1977, the Income Tax Regulations (Withholding from Certain Types of Salary), 5727-1967, The Income Tax Regulations (Withholding from Salary and Wages), 5753-1993, or according to another valid certificate from the ITA.

Assumption of Company 3(i) Awards which are not vested as of the Closing Date

The issuance of options and RSUs of KLA-Tencor in connection with the assumption by KLA-Tencor of Company 3(i) Awards, shall not constitute a tax event and/or a new issuance for purposes of the Ordinance, and tax continuity shall apply in respect thereof.

Miscellaneous

Generally, for the purpose of calculating the tax payable under the provisions of Section 102(b)(3) of the Ordinance with respect to the Merger Consideration received for the Company 102 Compensatory Awards vested as of the Closing Date (or options or RSUs of KLA-Tencor allotted in lieu of the Cash Merger Consideration component) the ordinary tax component payable with respect to such Merger Consideration (including the Stock Merger Consideration component) shall first be attributed to the Cash Merger Consideration (or options or RSUs of KLA-Tencor allotted in lieu of the Cash Merger Consideration component). The Options Tax Ruling provides for the tax treatment with respect to the acceleration of vesting periods in the event of termination of employment or services of certain employees and a service provider following the Closing.

The tax treatment described above with respect to the Cash Merger Consideration payable with respect to Company 102 Shares shall not apply to Company 102 Shares resulting from Company 102 Options or shares granted prior to January 1, 2003, and such Cash Merger Consideration shall be subject to taxation in accordance with the Ordinance and the rules promulgated thereunder.

* * * * *

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements as defined in the Securities Exchange Act of 1934 and is subject to the safe harbors created therein. These forward-looking statements involve risks and uncertainties that could significantly affect the expected results of the proposed transaction and are based on certain key assumptions. Due to such uncertainties and risks, no assurances can be given that such expectations will prove to have been correct, and readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. The forward-looking statements contained herein include, but are not limited to, the manner in which the parties plan to effect the transaction, including the share repurchase program; the ability of KLA-Tencor to raise additional capital necessary to complete the repurchase program within the time frame expected; the expected benefits, synergies and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the parties’ ability to complete the transaction considering the various closing conditions, including conditions related to regulatory and Orbotech shareholder approvals; the plans, strategies and objectives of management for future operations; product development, product extensions, product integration, complementary product offerings and growth opportunities in certain business areas; the potential future financial impact of the transaction; and any assumptions underlying any of the foregoing. Actual results may differ materially from those referred to in the forward-looking statements due to a number of important factors, including but not limited to the possibility that expected benefits of the transaction may not materialize as expected; that the transaction may not be timely completed, if at all; or that KLA-Tencor may not be able to successfully integrate the solutions and employees of the two companies or ensure the continued performance or growth of Orbotech’s products or solutions.

In addition, other risks that KLA-Tencor faces include those detailed in KLA-Tencor’s filings with the Securities and Exchange Commission (the “SEC”), including KLA-Tencor’s annual report on Form 10-K for the year ended June 30, 2018. Other risks that Orbotech faces include those detailed in Orbotech’s filings with the SEC, including Orbotech’s annual report on Form 20-F for the year ended December 31, 2017 and subsequent SEC filings. The Company is subject to the foregoing and other risks detailed in those reports. The Company assumes no obligation to update the information in this report to reflect new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

This communication is provided in respect of a proposed business combination involving KLA-Tencor and Orbotech. This report does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction was submitted to the shareholders of Orbotech for their consideration through the proxy statement/prospectus described below. On May 16, 2018, KLA-Tencor filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) that included a preliminary proxy statement/prospectus with respect to Orbotech in connection with the merger of an indirect subsidiary of KLA-Tencor with and into Orbotech, with Orbotech surviving, and with respect to KLA-Tencor’s common stock to be issued in the proposed transaction. The Registration Statement was amended and declared effective on June 7, 2018, a copy of the final proxy statement/prospectus contained therein was first made available to Orbotech shareholders on June 7, 2018 and was mailed to Orbotech shareholders on or about June 15, 2018 and the Extraordinary General Meeting of shareholders of Orbotech was held on July 12, 2018. KLA-Tencor and Orbotech also plan to file other documents with the SEC regarding the proposed transaction.

This communication is not a substitute for any prospectus, proxy statement or any other document that KLA-Tencor or Orbotech has or may file with the SEC in connection with the proposed transaction. Investors and security holders of KLA-Tencor and Orbotech are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by KLA-

Tencor on KLA-Tencor’s Investor Relations page (http://ir.kla-tencor.com) or by writing to KLA-Tencor Corporation, Investor Relations, 1 Technology Drive, Milpitas, CA 95035 (for documents filed with the SEC by KLA-Tencor), or by Orbotech on Orbotech’s Investor Relations page (investors.Orbotech.com) or by writing to Orbotech Ltd., Investor Relations, 7 Sanhedrin Boulevard, North Industrial Zone, Yavne 8110101 Israel (for documents filed with the SEC by Orbotech).

Exhibit 99.1

[Letterhead of the Israel Tax Authority – Professional Division – Employee Options Taxation Department]

Tishrei 28, 5779

October 7, 2018

To

Kesselman & Kesselman – Accounting Firm

25 HaMered Street

Tel Aviv 68125

Attention: Eric Ben-Yishai, CPA

Dear Sir,

Re:

Tax Ruling by Agreement – Orbotech Ltd. – Acquisition Transaction – Arrangement on the Taxation of Options of the Company’s Employees under the provisions of Section 102 and Section 3(i) of the Ordinance and Tax Continuity in the Substitution of Options

(Reference: Your application of April 26, 2018 numbered 20180499)

1.	The facts as provided to us by you:

1.1.

Orbotech Ltd., Public Co. 520035213, Tax Withholding File 926094848, is a public company resident in Israel, which was incorporated as a private company on February 8, 1981 (the “Company”). In 1984, the Company’s shares were listed on the Nasdaq Stock Market, U.S. The Company employs some 2,630 employees, approx. 750 of whom are in Israel (as of December 31, 2017).

A of list of the major shareholders of the Company (as appearing in Report 20-F for 2017, which was released by the Company) is attached hereto as Annex A.

1.2.

The Company engages, directly and indirectly, through held companies, mainly in the development, manufacture, marketing and service of products used in the process of manufacturing electronic components, and mainly in the production of printed circuit boards (PCB) and flat-panel displays (FPD) and in the planning, development, manufacture, marketing and service of manufacturing solutions in the advanced packaging industry and of microelectromechanical systems (MEMS) for the semiconductor industry. The Company sells these products to manufacturers of electronic components. In addition, the Company engages, through a subsidiary (OrboGraph Ltd.), in the development and marketing of handwriting recognition software, and holds one half of the

125 Menachem Begin Road, Kiryat HaMemshalla, Tel Aviv 61070, P.O.B. 7008, Floor 18, Tel.: 03-7633060 Fax: 03-7633086

[Letterhead of the Israel Tax Authority – Professional Division – Employee Options Taxation Department]

rights in a limited partnership that develops software for the printed circuit board industry (Frontline PCB Solutions Limited Partnership).

1.3.

Over the years, the Company has adopted several equity compensation plans (the “Option Plans”), under which the Company allocated compensation based on equity instruments of the Company to employees and/or officers (including directors) and/or consultants of the Company, who do not fall within the definition of the term “Controlling Shareholder” in Sections 32(9) and 102 of the Income Tax Ordinance [New Version], 5721-1961 (respectively, the “Ordinance” and such employees, the “Employees”)

1.4.

The Company has four option plans: (a) Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries, from the year 2000, as amended in 2005 (the “2000 Plan”); (b) Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries, from the year 2000, as resubmitted in 2003 and amended in 2005 (the “2003 Plan”); (c) 2010 Equity Based Incentive Plan, from the year 2010 (the “2010 Plan”); and (d) 2015 Equity Based Incentive Plan, from the year 2015 (the “2015 Plan”) in accordance with the provisions of Section 102 of the Ordinance, which was submitted to the Rehovot Assessing Officer for approval.

Copies of the 2000, 2003, 2010 and 2015 Plans, the applications for approval thereof (including Schedules A-C to the Income Tax Rules (Tax Reliefs in the Allotment of Shares to Employees), 5763-2003) and approvals by the Rehovot Assessing Officer (where the Company’s tax withholding file is managed), including in relation to the 2000 Plan, (approval from the Rehovot Assessing Officer for the resubmission of which is attached, i.e. approval of the 2003 plan of August 12, 2003) are attached hereto as Annexes B, B1, C and D, respectively. In addition, filings made on August 24, 2005 and on September 13, 2005 with respect to this the 2003 plan following the amendment thereof are also attached to Annex B.

1.5.	Over the years, the Company allocated under the Option Plans, inter alia, to offerees who are Israeli residents, equity compensation as follows (the “Offerees”):

1.5.1.	Options under Section 102 prior to Amendment 132 to the Ordinance (“Old 102 Options”);

1.5.2.

Options for the purchase of shares of the Company, restricted share units (RSUs) and restricted shares (“Capital Gains 102 Options”, “102 RSUs” and “102 Restricted Shares”, respectively) allotted under Section 102 of the Ordinance, per its version after Amendment 132, on the capital gains with a trustee track (Capital Gains 102 Options, 102 RSUs and 102 Restricted Shares shall all hereinafter be collectively referred to as: “New

125 Menachem Begin Road, Kiryat HaMemshalla, Tel Aviv 61070, P.O.B. 7008, Floor 18, Tel.: 03-7633060 Fax: 03-7633086

[Letterhead of the Israel Tax Authority – Professional Division – Employee Options Taxation Department]

102 Options”); some of the New 102 Options were granted in February and June 2018, see Section 1.8 below.

Details of the instruments, as specified in Sections 1.5.1 and 1.5.2 above, which have been allotted under Section 102 of the Ordinance and are held by the Trustee (as hereinafter defined) as of the date of this tax ruling, are attached hereto as Annex E;

1.5.3.	Options for the purchase of shares of the Company under Section 3(i) of the Ordinance (“3(i) Options”). 3(i) Options were allotted both to service providers and to controlling shareholders;

1.5.4.	RSUs of the Company under Section 3(i) of the Ordinance (“3(i) RSUs”). 3(i) RSUs were allotted both to service providers and to controlling shareholders.

Details of instruments, as specified in Sections 1.5.3 and 1.5.4 above, which have been allotted under Section 3(i) of the Ordinance and are existent as of the date of this tax ruling, are attached hereto as Annex F;

1.5.5.

Furthermore, under the Option Plans, the Company also granted employees of the Company’s subsidiaries who are not Israeli residents options to purchase ordinary shares of the Company and RSUs. The options of foreign residents are addressed separately within the application that has been submitted to the Mergers and Splits Department of the Professional Division of the Tax Authority, as specified in Section 1.25 below.

1.6.

CPA Eli Lerner, I.D. 004545976, Tax Withholding File 935409573, served as the trustee for the 2000 and 2003 Plans until July 1, 2018. Schwartz, Lerner, Duvshani Trustees (2003), P.C. 513402008, Tax Withholding File 935695494, served as the trustee for the 2010 and 2015 Plans until July 1, 2018 (collectively: the “Former Trustees”). The Company declares that the instruments allotted as specified in Sections 1.5.1-1.5.5 were deposited on the dates required under applicable law with the relevant trustee from the date of allotment thereof. For the avoidance of doubt, it is clarified that the appointment of every trustee had been approved by the Company before the Option Plans were submitted to the Assessing Officer for approval as required by Section 102 of the Ordinance, and he has been serving in the capacity of trustee for the relevant option plan since such time.

Income Tax approvals of the appointment of the Former Trustees are attached hereto as Annexes G, G1, H and I, respectively.

1.7.

On July 1, 2018, CPA Eli Lerner and Schwartz, Lerner, Duvshani Trustees (2003), were replaced by IBI Capital Compensation and Trusts (2004) Ltd., P.C. 513540070 (the “Trustee”), for all of the Company’s

125 Menachem Begin Road, Kiryat HaMemshalla, Tel Aviv 61070, P.O.B. 7008, Floor 18, Tel.: 03-7633060 Fax: 03-7633086

[Letterhead of the Israel Tax Authority – Professional Division – Employee Options Taxation Department]

Option Plans. The trustee replacement requests are attached hereto as Annex J. It is noted that, as part of the replacement proceeding, the Trustee conducted a comprehensive examination of the various aspects pertaining to awards by the Company and found no flaws in the conduct of the Former Trustees.

1.8.

It is noted that over the years, some of the Old 102 Options and the New 102 Options had vested and were exercised into ordinary shares of the Company, which, as of the date of this tax ruling, are duly deposited with and held by the Trustee (“Old 102 Shares” and “New 102 Shares”, respectively, and collectively: “Capital Gains 102 Shares”).

We shall emphasize that the aforesaid Old 102 Shares also refer to shares that had been allotted by Orbot Systems Ltd. prior to its merger into the Company in 1992. Details of the Capital Gains 102 Shares held by the Trustee as of the date of this tax ruling are attached hereto as Annex K.

1.9.

As of the Closing Date (as hereinafter defined), the lock-up period referred to in the definition of the Expiration of the Period in Section 102 of the Ordinance (the “Period Expiration Date”) shall have expired with respect to some of the New 102 Options. The Company anticipates that, by the Closing Date, additional 102 RSUs will have been granted to Employees, including new employees to be recruited by the Company. Furthermore, it is noted that a small part of the 102 RSUs and of the Capital Gains 102 Options were allotted to Employees during the 90-day period preceding the Signing Date (as defined below) and thereafter (we shall hereinafter refer to all awards under Section 102 of the Ordinance in the 90 days preceding the Signing Date and thereafter as: “Fresh 102 Options”).

It is noted that allotments of Fresh 102 Options were made and will be made as part of the Company’s standard awards policy, including annual awards. Details of the Fresh 102 Options held by the Trustee as of the date of this tax ruling are attached hereto as Annex L.

1.10.

On March 18, 2018 (the “Signing Date”) the Company engaged with two companies, KLA-Tencor Corporation, a company incorporated in the State of Delaware, United States (the “Foreign Company” and/or the “Acquiring Company”) and Tiburon Merger Sub Technologies Ltd., P.C. 515816270 (the “Special Purpose Company”) in a merger agreement for the acquisition of all of the shares and rights in the Company (the “Merger Agreement”), under a reverse triangular merger outline, by which the Special Purpose Company would merge into and with the Company, and the Company, serving as a surviving company in the merger, would become a wholly-owned subsidiary (100%) of the Foreign Company (the “Transaction”). The shares of the Foreign Company are also listed on the Nasdaq Stock Market, U.S.

125 Menachem Begin Road, Kiryat HaMemshalla, Tel Aviv 61070, P.O.B. 7008, Floor 18, Tel.: 03-7633060 Fax: 03-7633086

[Letterhead of the Israel Tax Authority – Professional Division – Employee Options Taxation Department]

The Special Purpose Company is a wholly-owned subsidiary (100%) of the Foreign Company, and was incorporated in Israel for the purpose of executing the Merger Agreement. It has no operations, assets or liabilities, other than in relation to its being a party to the Merger Agreement.

The Special Purpose Company is expected to merge, in accordance with the provisions of Chapter 1 of Part 8 of the Companies Law, 5759-1999, into and with the Company, such that, upon the closing of the transaction, the Special Purpose Company will cease to exist whereas the Company will survive, and all of the rights, assets, obligations and liabilities of the Special Purpose Company will be transferred, assigned and granted to the Company, and the Company will become wholly-owned by the Foreign Company.

The closing of the merger is expected to be executed subject to the fulfillment of various preliminary conditions over the upcoming months, including the receipt of various regulatory approvals, and chiefly approvals by antitrust authorities in several countries around the world (the “Closing Date”). It is noted that the Company’s shareholders approved the Transaction and the Merger Agreement on July 12, 2018. It is further noted that, until the Closing Date, the Company’s shares shall continue to be traded on the Nasdaq Stock Market.

1.11.	According to the Merger Agreement, the consideration for a single share of the Company to be paid to all holders of rights in the Company (the “Right Holders”) on the Closing Date is as follows:

1.11.1.	A cash payment in the sum of U.S. $38.86, without added interest and net of applicable taxes (the “Cash Component”); and

1.11.2.	0.25 of a common share of the Foreign Company (the “Equity Component”);

1.11.3.

The Foreign Company will not allot fractional shares, and insofar as a holder of rights in the Company is entitled to receive fractional shares of the Foreign Company, he will receive a cash amount in lieu thereof, which shall be equal to the product of multiplying: (1) the relative portion in the Foreign Company’s share; by (2) the average of the closing prices of the Foreign Company’s share on Nasdaq in the ten days preceding the Closing Date (it is clarified that the term “Cash Component” includes both the cash payment described in Section 1.11.1 above and the payment for fractional shares described in this Section 1.11.3).

125 Menachem Begin Road, Kiryat HaMemshalla, Tel Aviv 61070, P.O.B. 7008, Floor 18, Tel.: 03-7633060 Fax: 03-7633086

[Letterhead of the Israel Tax Authority – Professional Division – Employee Options Taxation Department]

1.11.4.	The Cash Component and the Equity Component shall hereinafter jointly be referred to as: the “Per Share Merger Consideration”.

1.12.	According to the provisions of the Merger Agreement, equity compensation that has been granted to Employees as aforesaid and to the extent granted until the Closing Date, shall be treated as follows:

1.12.1.	Old 102 Shares shall be cancelled and shall entitle the holders thereof to the Per Share Merger Consideration.

1.12.2.	New 102 Shares shall be cancelled and shall entitle the holders thereof to the Per Share Merger Consideration (regardless of whether or not the Period Expiration Date shall have elapsed).

1.12.3.	Capital Gains 102 Options:

1.12.3.1.

Capital Gains 102 Options whose contractual vesting date has elapsed on or prior to the Closing Date (either according to the terms and conditions of their allotment or as a result of the acceleration of their vesting pursuant to the Transaction) shall be cancelled and shall entitle the holders thereof to the Per Share Merger Consideration (regardless of whether or not the Period Expiration Date shall have elapsed).

1.12.3.2.

Capital Gains 102 Options whose contractual vesting date has not elapsed as of the Closing Date (regardless of whether or not the Period Expiration Date shall have elapsed) shall be assumed by the Foreign Company (as specified in Section 1.14 below) and shall be converted into options for the purchase of shares of the Foreign Company, in accordance with the terms and conditions set forth in the Merger Agreement, including the contractual vesting dates of such options. It is noted that, in the framework of the Transaction, for some of the Capital Gains 102 Options, a condition shall also be added to the original terms and conditions of their award whereby insofar as the Employee is dismissed without “Cause” or resigns with “Good Reason”, within the meaning of such terms in the Merger Agreement, during the six months that follow the Closing Date, the vesting of the Capital Gains 102 Options held by him shall be accelerated and they shall be converted into a right to receive a cash payment, which shall be calculated

125 Menachem Begin Road, Kiryat HaMemshalla, Tel Aviv 61070, P.O.B. 7008, Floor 18, Tel.: 03-7633060 Fax: 03-7633086

[Letterhead of the Israel Tax Authority – Professional Division – Employee Options Taxation Department]

according to the terms and conditions specified in the Merger Agreement.

1.12.4.	102 RSUs:

1.12.4.1.

102 RSUs whose contractual vesting date has elapsed on or prior to the Closing Date (either according to the terms and conditions of their allotment or as a result of the acceleration of their vesting consequently to the Transaction) shall be cancelled and shall entitle the holders thereof to the Per Share Merger Consideration (regardless of whether or not the Period Expiration Date shall have elapsed).

1.12.4.2.

102 RSUs whose contractual vesting date has not elapsed as of the Closing Date (regardless of whether or not the Period Expiration Date shall have elapsed) shall be assumed by the Foreign Company (as specified in Section 1.14 below) and shall be converted into RSUs of the Foreign Company, in accordance with the terms and conditions set forth in the Merger Agreement, including the contractual vesting dates of such RSUs. It is noted that, in the framework of the Transaction, for some of the 102 RSUs, a condition shall also be added to the original terms and conditions of their award, whereby insofar as the Employee is dismissed without “Cause” or resigns with “Good Reason”, within the meaning of such terms in the Merger Agreement, during the six months that follow the Closing Date, the vesting of the RSUs held by him shall be accelerated and they shall be converted into a right to receive a cash payment, which shall be calculated according to the terms and conditions specified in the Merger Agreement.

1.12.5.	Awards under Section 3(i) of the Ordinance:

1.12.5.1.	3(i) Options and 3(i) RSUs whose contractual vesting date has elapsed on or prior to the Closing Date shall be cancelled and shall entitle the holders thereof to the Per Share Merger Consideration.

1.12.5.2.

3(i) Options and 3(i) RSUs whose contractual vesting date has not elapsed as of the Closing Date shall be assumed by the Foreign Company (as specified in Section 1.14 below) and shall be converted into options for the purchase of shares of the Foreign Company and/or RSUs of the Foreign Company, in

125 Menachem Begin Road, Kiryat HaMemshalla, Tel Aviv 61070, P.O.B. 7008, Floor 18, Tel.: 03-7633060 Fax: 03-7633086

[Letterhead of the Israel Tax Authority – Professional Division – Employee Options Taxation Department]

accordance with the terms and conditions set forth in the Merger Agreement, as applicable. It is noted that in the framework of the Transaction, for some of the aforesaid options and RSUs, a condition shall also be added to the original terms and conditions of their award, whereby insofar as the Company’s engagement with the holder thereof is terminated during the twelve months that follow the Closing Date, the vesting of the options and/or RSUs held by him shall be accelerated.

1.12.6.	Fresh 102 Options:

1.12.6.1.	Fresh 102 Options whose contractual vesting date has elapsed on or prior to the Closing Date shall be cancelled and shall entitle the holders thereof to the Per Share Merger Consideration.

1.12.6.2.

Fresh 102 Options whose contractual vesting date has not elapsed as of the Closing Date shall be assumed by the Foreign Company (as specified in Section 1.14 below) and shall be converted into options for the purchase of shares of the Foreign Company and/or RSUs of the Foreign Company, as applicable. It is emphasized that, according to the terms and conditions specified in the Merger Agreement, no cash consideration shall be paid in the context of such conversion, and the holders of Fresh 102 Options as stated in this section shall be entitled only to substitute equity compensation (including in respect of the Cash Component paid in the Transaction). It is noted that, in the framework of their award, for some of the Fresh 102 Options, a condition shall also be determined, whereby insofar as the Employee is dismissed without “Cause” or resigns with “Good Reason” during the six months that follow the Closing Date, the vesting of the RSUs and/or options held by him shall be accelerated and they shall be converted into a right to receive a cash payment, which shall be calculated according to the terms and conditions specified in the Merger Agreement.

1.13.

It is noted that the calculation of the Per Share Merger Consideration with respect to the options for the purchase of shares of the Company shall be made net of the relevant exercise price for every option, and that options that shall have vested as aforesaid on or prior to the Closing Date and for which the exercise price is equal to or exceeds the Per Share Merger Consideration shall be cancelled and their owners shall not have the right to receive any consideration in respect thereof.

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[Letterhead of the Israel Tax Authority – Professional Division – Employee Options Taxation Department]

1.14.

Substitute options for the purchase of shares of the Foreign Company and substitute RSUs of the Foreign Company (“Substitute Rights”) (whether substitute options and substitute RSUs under Section 102 of the Ordinance; or under Section 3(i) of the Ordinance, as set forth in Sections 1.12.3.2, 1.12.4.2, 1.12.5.2 and 1.12.6.2) shall be allotted by the Foreign Company, by way of adoption of the Company’s existing Option Plans by the Foreign Company (such that the Foreign Company will assume the liabilities of the Company deriving from the Option Plans). Substitute Rights shall be deposited with the trustee of the Acquiring Company, ESOP Management & Trust Services Ltd., P.C. 513699538, Tax Withholding File 935877779, on the dates required under applicable law.

1.15.

For the avoidance of doubt, it is emphasized that as of the Closing Date, the consideration to be paid to the Employees as specified in Section 1.11 above, shall be fixed, defined and unchangeable and shall reflect the same economic value derived from the price of the Transaction, such that no additional benefit will be granted to the Employees.

1.16.

It is emphasized that, to the best of the Company’s knowledge, prior to the date of signing of the Merger Agreement, the Acquiring Company was not a Relative, as defined in Section 88 of the Ordinance, of the Company and/or its shareholders and/or corporations affiliated therewith.

1.17.

It is noted that the Company has a tax ruling by agreement with respect to an employee option substitution plan, which ruling was issued in 2010 with respect to options granted under Plan 2000. Said tax ruling is attached hereto as Annex M. Other than the foregoing, the Company has not received additional tax rulings in relation to the Option Plans.

1.18.	It is further noted that the Company has not distributed dividends since its merger with Orbot Systems Ltd. in 1992.

1.19.

The Company declares that, other than as specified in Annex N, the terms and conditions of the award of options and/or RSUs of the Company were not changed after the award thereof in a manner allowing for acceleration thereof after the Closing Date, other than as specified in this tax ruling.

1.20.

The Company declares in Annex O that, as of the Closing Date, there are no options and/or shares that have been allotted to Offerees apart from the ones listed in Annexes E, F, K and L, and that insofar as the Company, after the date of this tax ruling and before the Closing Date, grants its employees, in the framework and as part of the Company’s standard awards policy, including annual awards, options and/or RSUs as specified in Section 1.9 above, the Company shall immediately transfer the details of such allotments to the Options Department of the Tax Authority. The Company further declares that, other than as

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specified in Section 1.25 below, no further application in respect of the options and/or shares to which this tax ruling pertains has been submitted to any other function within the Tax Authority, either with respect to the tax implications for the Company or with respect to the tax implications for the Offerees. Insofar as it transpires that such application has been submitted, the Company shall immediately transfer the details of the application and the details of the function to which the application was addressed to the Options Department of the Tax Authority.

1.21.

It is clarified that the Employees do not have an actual right and/or ability to continue holding the Old 102 Options and/or New 102 Options and/or 3(i) Options and/or 3(i) RSUs and/or Capital Gains 102 Shares that they hold, such that, in fact, the Employees are unable to continue holding such Old 102 Options and/or New 102 Options and/or 3(i) Options and/or 3(i) RSUs and/or Capital Gains 102 Shares and the Transaction has forced them to exercise their rights in an involuntary sale in consideration for cash, shares and Substitute Rights. It is clarified that after the Closing Date, all of the rights to which this tax ruling pertains shall expire and no longer confer any rights. Furthermore, it is emphasized that, other than the Equity Component of the Per Share Merger Consideration and/or Substitute Rights to be allotted as part of the substitution in the context of the Transaction, the Employees shall not be entitled to receive rights in the Acquiring Company in lieu of Old 102 Shares, New 102 Shares, Capital Gains 102 Options, 102 RSUs and/or Fresh 102 Options that they hold, such that they have no choice but to accept the Per Share Merger Consideration described in Section 1.11 above. In addition, the Company declares that a material condition in the Transaction is that the Acquiring Company acquire all of the rights in the Company.

1.22.

The Option Plans and/or any other contract of engagement with the Employees do not provide for circumstances under which the exercise/disposition of the ordinary shares derived from the rights allotted under the Option Plans could be made by means of using Call and/or Put options, other than with prior approval from the Professional Department of the Tax Authority on terms to be determined.

1.23.

It is declared that the Capital Gains 102 Options were allotted under the option plan which is classified as such for accounting purposes and classified as an equity plan (equity-settled) under ASC 718 of U.S. GAAP, under IFRS2 and under Standard 24 of the Israel Accounting Standards Board, and not classified as a liability plan (cash-settled), including the award of phantom units to employees.

1.24.

The Company declares that other than as specified in Annex P hereto, as of the date of the above-referenced application, there are no assessment proceedings with respect thereto, including investigation proceedings or legal proceedings directly or indirectly related to the

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[Letterhead of the Israel Tax Authority – Professional Division – Employee Options Taxation Department]

subject-matter of the Option Plans and/or the options and/or Capital Gains 102 Shares to which this tax ruling pertains.

1.25.

It is noted that, simultaneously with the filing of the application to which this tax ruling pertains, the Company filed with the Mergers and Splits Department of the Professional Division an application to transfer shares for consideration in cash and to allot shares under the outline of Section 104H of the Ordinance, and the tax ruling to be issued with respect to such application shall also provide for the manner of taxation of the Equity Component (as specified in Section 3.6.1 below) and the manner of taxation of the holders of shares originating in options granted under Section 3(i) of the Ordinance, RSUs under Section 3(i) of the Ordinance and restricted shares granted under Section 3(i) of the Ordinance.

2.	The Application

Determining the tax arrangement to apply in respect of Employees that hold New 102 Shares, Capital Gains 102 Options, 102 RSUs, Fresh 102 Options, 3(i) Options and 3(i) RSUs, as a result of the Merger Agreement.

3.	The Tax Ruling and its Conditions

Subject to the correctness and completeness of the facts as presented by you in Section 1 above, I hereby approve the following tax arrangement:

3.1.

Employees that hold New 102 Shares, Capital Gains 102 Options and 102 RSUs (“Capital Gains 102 Rights”) vested as of the Closing Date, for which the Period Expiration Date has not yet elapsed, and the Cash Component set forth in Section 1.11 for which rights in the framework of the Transaction has been and/or will be deposited for them with the Trustee:

3.1.1.

As a rule, the date of the tax event for all intents and purposes is the date of receipt of the Per Share Merger Consideration by the Trustee (the “Tax Event Date”). However, receipt of the Cash Component and deposit of such Cash Component with the Trustee shall not be deemed a violation of the provisions of Section 102 of the Ordinance, including with respect to noncompliance with the period expiration restriction. Therefore, the exercise date, for the purpose of the period expiration only, shall be deferred until the Period Expiration Date or until the transfer of the Cash Component from the Trustee to the Employee, whichever is earlier (the “Exercise Date”), provided that within 45 days of the date of receipt of the Per Share Merger Consideration by the Trustee or of the date of receipt of this tax ruling, whichever is later (the “Withholding Date”), the Trustee shall withhold the tax from the Cash Component, and with respect to the Cash Component only, in accordance with Section 102(b)(3) of the Ordinance

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and with the Income Tax Rules (Tax Reliefs in the Allotment of Shares to Employees), 5763-2003 (the “Rules”). The tax shall be calculated according to the U.S. Dollar exchange rate on the date of conversion of the Cash Component by the Trustee, provided that three business days shall not have elapsed from the date of actual receipt of the monies to the conversion thereof by the Trustee. It is clarified that such tax constitutes and advance payment on account of the final tax for the Employee. The Trustee and/or the Company shall transfer the tax so withheld to the Assessing Officer on the Withholding Date and shall report thereof.

3.1.2.

Until the Exercise Date, the Cash Component (net of the tax withheld as provided in Section 3.1.1 above), shall be held by the Trustee, which shall not transfer the same to any person until after the payment of tax pursuant to the provisions hereof. The Trustee and/or the Employee shall not carry out any act the meaning of which is the sale or encumbrance of the Cash Component including the profits accrued in respect thereof, whether directly or indirectly, including use of the right to receive the Cash Component as a basis for encumbrance and/or attachment and including the performance of an act including the grant of a power of attorney or letter of transfer, whether with immediate effect or with future effect, with the exception of a transfer under a will and testament or by law, and if such act occurs it shall also be deemed exercise. On the aforesaid Exercise Date, the following provisions shall apply:

3.1.2.1.

If the Exercise Date occurs after the expiration of the period – The Trustee and/or the Company shall withhold tax from the profit in accordance with Section 102(b)(3) of the Ordinance and with the Rules and transfer to the Employee his share of the Cash Component and the balance of the profit (after tax shall have been withheld thereby as set forth in Section 3.1.1 and in this section). It is clarified that the tax withheld by the Trustee and/or the Company as set forth in Section 3.1.1 and in this section shall be deemed the final tax for every Employee whose share in the Cash Component and in the profit shall have been held by the Trustee until the expiration of the period.

3.1.2.2.

If the Exercise Date occurs prior to the expiration of the period, the full income (the Employee’s share of the Cash Component and of the profit) shall be deemed as income from employment under Section 2(2) of the Ordinance. The Trustee and/or the Company shall withhold the tax from the Employee’s

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share of the Cash Component and the profit, according to the difference between the said applicable tax (under the Income Tax Regulations (Withholding from Salary and from Wages), 5753-1993, if the Employee still works at the Company on the Exercise Date or in accordance with the maximum tax rate specified in Section 121 of the Ordinance if the Employee does not work at the Company on the Exercise Date or in accordance with a tax withholding certificate from the Assessing Officer after this tax ruling shall have been presented to him), and the tax withheld as set forth in Section 3.1.1 above, it bearing interest and linkage as required by law from the Withholding Date to the Exercise Date.

3.1.2.3.

For the avoidance of doubt, it is agreed that with respect to Capital Gains 102 Rights which have not yet reached the expiration of the period on the date of receipt of the Cash Component by the Trustee, the Trustee shall hold the Cash Component and the profit in respect thereof (after withholding the tax as set forth in Section 3.1.1 above) at least until the expiration of the period, unless, at the Employee’s demand, the Cash Component and/or the profit shall have been transferred prior to the expiration of the period. In such a case, the provisions of Section 3.1.2 shall apply with respect to the Cash Component that was transferred to the Employee only.

3.1.3.

It is hereby clarified that the payment of some of the Cash Component to the Employee, and the profit in respect thereof according to the provisions of Section 3.1.2 above, shall not be deemed noncompliant with the terms and conditions of the arrangement with respect to the balance of the Cash Component and the profit, which shall be held by the Trustee until the expiration of the period, and to which the provisions of this tax ruling shall continue to apply.

3.2.

Employees that hold New 102 Shares, Capital Gains 102 Options or 102 RSUs vested as of the Closing Date, for which the Period Expiration Date shall have arrived by the Closing Date, and the Cash Component for which rights in the framework of the Transaction have been and/or will be deposited for them with the Trustee:

3.2.1.

On the date of actual receipt of the Cash Component by the Trustee, the Employee shall be liable for tax in respect of the Cash Component only, in accordance with the provisions of Section 102(b)(3) of the Ordinance and the Rules. The tax for

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the Cash Component shall be calculated according to the U.S. Dollar exchange rate on the day of conversion of the Cash Component into New Shekels by the Trustee, provided that three business days shall not have elapsed from the date of actual receipt of the monies to the conversion thereof by the Trustee and/or the Company.

3.2.2.

The Company and/or the Trustee shall withhold the tax from the Cash Component, and with respect thereto only, in accordance with the provisions of Section 102 of the Ordinance and the rules thereunder and in accordance with the provisions of the tax arrangement, within 45 days of the date of receipt of the Per Share Merger Consideration by the Trustee or of the date of receipt of this tax ruling, whichever is later, and transfer the tax so withheld to the Assessing Office and report thereof.

3.3.

For the purpose of calculating the tax under the provisions of Section 102(b)(3) of the Ordinance for the Cash Component received as stated in Sections 3.1 and 3.2 (or the Equity Component allotted in lieu of the Cash Component as detailed below), the ordinary tax component in respect of the New 102 Shares, Capital Gains 102 Options and 102 RSUs noted in such sections (in this section: the “Ordinary Tax Component”), shall first be attributed to the Cash Component (or to the Equity Component allotted in lieu of the Cash Component).

3.4.

Insofar as the Cash Component (or the Equity Component allotted in lieu of the Cash Component) received by the Trustee is less than the Ordinary Tax Component, tax at the rates prescribed by Section 121 of the Ordinance shall be withheld from the entire Cash Component (or from the Equity Component allotted in lieu of the Cash Component). The portion of the Ordinary Tax Component that exceeds the Cash Component (or the Equity Component allotted in lieu of the Cash Component) (the “Balance of the Ordinary Tax Component”) shall be attributed to the Equity Component and withheld by the Company and/or the Trustee upon the sale thereof, as set forth below herein.

3.5.

Insofar as the Cash Component (or the Equity Component allotted in lieu of the Cash Component) received by the Trustee exceeds the amount of the Ordinary Tax Component, tax at the rate prescribed by Section 121 of the Ordinance shall be withheld up to the amount of the Ordinary Tax Component, and at a rate of 25% from the balance.

3.6.

Receipt of the Equity Component and the Cash Component (or the Equity Component allotted in lieu of the Cash Component) shall not be deemed for the Employees a tax event or a violation of the provisions of the capital gains with a trustee track. Furthermore, the Equity Component shall fall under the provisions of Section 102 of the Ordinance on the capital gains with a trustee track and the Trustee shall be deemed as if stepping into the shoes of the rights in the Acquiring

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Company for all intents and purposes, including with respect to the expiration of the period.

3.7.

The Equity Component received as set forth in the above sections by the Employees shall first be attributed to the Balance of the Ordinary Tax Component and tax shall be withheld therefrom at the rates prescribed by Section 121 of the Ordinance. From the portion of the consideration from the sale of the Equity Component that exceeds the Balance of the Ordinary Tax Component (if any), tax shall be withheld at a rate of 25%.

3.8.	In respect of the Cash Component or the Equity Component that will be allotted in lieu of the Cash Component, which will be paid to Employees who hold Fresh Capital Gains 102 Shares:

3.8.1.

The income (the Employee’s share of the Cash Component or the Equity Component that will be allotted in lieu of the Cash Component) shall be deemed as income from employment pursuant to Section 2(2) of the Ordinance. The Trustee and/or the Company shall withhold the tax from the Employee’s share in the Cash Component or the Equity Component that will be allotted in lieu of the Cash Component, according to the Employee’s marginal tax rate pursuant to the Income Tax Regulations (Withholding from Salary and Wages), 5753-1993, if the Employee still works at the Company on the Exercise Date (as defined in Section 102 of the Ordinance), or according to the maximum marginal tax rate as set forth in Section 121 of the Ordinance, if the Employee no longer works at the Company on the Exercise Date (as defined in Section 102 of the Ordinance), or according to a tax withholding certificate from an assessment officer, who was presented with this tax ruling.

3.9.

In respect of the Cash Component to be paid for vested 3(i) RSUs or 3(i) Options, it will be classified as business income and/or income from employment, as the case may be, and the following provisions will apply:

3.9.1.

The date of actual receipt of the Cash Component by the Company and/or the Trustee shall be classified as the Exercise Date. On that date, the Company and/or the Trustee shall withhold tax for the Cash Component only, and transfer the same to the Tax Authority pursuant to the Income Tax Regulations (Withholding from Payments for Services or Assets) 5737-1977, the Income Tax Regulations (Withholding from Certain Types of Salary), 5727-1967, The Income Tax Regulations (Withholding from Salary and Wages), 5753-1993, or according to other valid certificate from the Tax Authority. It is clarified that insofar as the Trustee and/or the Company shall withhold tax for the Cash Component pursuant to this

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Section, the Trustee and/or the Company may transfer the balance of the Cash Component (net of tax as aforesaid) to the Employees.

3.9.2.

The amount of the tax for the Cash Component, as stated in Section 3.9.1 above, shall be calculated according to the exchange rate of the U.S. Dollar on the conversion date of the Cash Component which was received by the Trustee and/or the Company, provided that such conversion was effected within three business days from the date on which it was actually received by the Trustee and/or the Company. The Company and/or the Trustee shall transfer the amount of tax that was withheld as aforesaid, to the assessing officer on the date of the withholding and will report the withholding.

3.10.

In respect of the Equity Component that will be allotted in lieu of Old 102 Shares, New 102 Shares, Capital Gains 102 Options, 102 RSUs and Fresh 102 Options (i.e. shares of the Foreign Company), 3(i) Options, 3(i) RSUs as per Sections 1.11.2, 1.12.1, 1.12.2, 1.12.3.1, 1.12.4.1, 1.12.5.1, 1.12.6.1:

3.10.1.

The provisions of Section 104H(e) of the Ordinance and the provisions of the Income Tax Rules (Adjustments in respect of Section 102 in Mergers or Splits), 5763-2003 shall apply, mutatis mutandis, and according to the tax arrangement that will be set forth within the tax ruling that will be issued by the Mergers and Splits Department, as specified in Section 1.25 above (“Tax Ruling 104H”).

3.11.

Employees who hold Capital Gains 102 Options, 102 RSUs and Fresh 102 Options not yet vested as of the Closing Date, and who will receive rights in the Acquiring Company as part of the Equity Component of the Transaction:

3.11.1.

Allotment of options and RSUs of the Foreign Company, within the assumption of the equity compensation of the Company’s Employees by the Foreign Company (as specified in Section 1.14 above), pursuant to Sections 1.11.3, 1.12.3.2, 1.12.4.2 and 1.12.6.2, does not constitute a tax event and/or a new allotment with respect to the provisions of Section 102 of the Ordinance, and tax continuity shall apply in respect thereof, such that the expiration of the period shall be counted from the allotment date of the original rights.

3.11.2.

Regarding the calculation of the tax liability upon the exercise of the shares deriving from Fresh 102 Options, the provisions of Section 102(b)(3) of the Ordinance shall apply, and the calculation of the value of the ordinary tax benefit shall be

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made in relation to the price of the Acquiring Company’s share during the 30 trading days preceding the Closing Date.

3.11.3.

Regarding the calculation of the tax liability upon the exercise of the shares deriving from Capital Gains 102 Options and 102 RSUs, the provisions of Section 102(b)(3) of the Ordinance or Section 102(b)(4) of the Ordinance shall apply, as the case may be.

3.11.4.

It is clarified that in general, the acceleration of the vesting period in the cases specified in Sections 1.12.3.2, 1.12.4.2, 1.12.5.2 and 1.12.6.2 neither constitutes, nor will it constitute, a tax event and/or a new allotment, with respect to the provisions of Section 102 of the Ordinance, however, insofar as such acceleration is performed de facto, any income which is consequently paid due to the rights received by the Employee shall be classified as income from employment, and tax withholding therefrom shall be according to the Employee’s marginal tax rate.

3.11.5.

Any benefit that will be given to Employees by way of conversion rate and/or exercise price and so forth, which differ from the conversion ratio set forth in the Agreement, shall be deemed as income from employment for the Employees, and the Company and/or the Trustee shall withhold, on the date of receipt of such consideration, tax at the high rate prescribed by Section 121 of the Ordinance.

3.12.

Offerees holding 3(i) Options and 3(i) RSUs which contractual vesting date has not yet elapsed on the Closing Date, and who will receive rights in the Acquiring Company as part of the Equity Component of the Transaction:

3.12.1.

Assuming the Company’s equity compensation by the Foreign Company, as specified in Section 1.12.5.2 above, does not constitute a tax event and/or a new allotment with respect to the provisions of the Ordinance, tax continuity shall apply in respect thereof. Furthermore, the acceleration of the vesting period as specified in Section 1.12.5.2 above neither constitutes, nor will it constitute, a tax event and/or a new allotment with respect to the provisions of the Ordinance.

3.12.2.

Regarding the calculation of the tax liability upon the exercise of the shares deriving from 3(i) Options and 3(i) RSUs (i.e. their transfer from the Trustee to the Employee or the sale thereof), the income shall be classified as income from employment or business income, as the case may be, and on that date, the Company and/or the Trustee shall withhold tax and transfer the same to the Tax Authority pursuant to the

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Income Tax Regulations (Withholding from Payments for Services or Assets) 5737-1977, the Income Tax Regulations (Withholding from Certain Types of Salary), 5727-1967, The Income Tax Regulations (Withholding from Salary and Wages), 5753-1993, or according to other valid certificate from the Tax Authority.

3.13.	The tax ruling described in Section 1.17 above shall continue to apply in respect of the options to which that taxation ruling pertains, concurrently and in accordance with this tax ruling.

3.14.

The Trustee and the Company (jointly and severally), shall be fully responsible for the performance of tax withholding as determined in this tax ruling and the transfer of the same to the assessing officer.

4.	General Conditions:

4.1.

The value of the benefit on the Exercise Date shall be deemed as income produced in Israel and the Offerees shall be deemed as residents of Israel until the Exercise Date, in all aspects pertaining to income from the rights and/or shares to which this taxation ruling pertains.

4.2.

In calculating the profit and the amount of tax due to the Cash Component as aforesaid in this tax ruling, there will be no deductions, setoffs, exemptions, profit scheduling and/or reduced tax rate and/or credits from the applicable tax including from foreign taxes, and the provisions of Sections 94B, 101 and 100A of the Ordinance shall not apply in respect thereof. If it is proven by Employees that they were charged with foreign taxes by a foreign country, in relation to income from the exercise of the rights, and paid the same, the Income Tax Authority will consider the granting of credit in respect of the foreign taxes, pursuant to the provisions of any law and the double taxation treaties.

4.3.

Tax for the Cash Component shall be calculated according to the actual exchange rate of the U.S. Dollar on the conversion date of the Cash Component by the Trustee and/or the Company, provided that three business days shall not have elapsed from the date of actual receipt of the funds and their conversion by the Trustee and/or the Company.

4.4.

The Company shall not be permitted any expense for tax purposes due to Capital Gains 102 Rights compensation contemplated in this tax ruling, other than subject to the provisions of Section 102(d) of the Ordinance (i.e. subject to the tax event having occurred subsequently to the “Period Expiration” as the term is defined in Section 102(a) of the Ordinance).

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4.5.	The Per Share Merger Consideration for Capital Gains 102 Rights that have not yet reached the Period Expiration shall be deposited with the Trustee.

4.6.

The provisions of Section 106 of the Ordinance shall apply to the Trustee and the Trustee shall be liable for all of the obligations that are prescribed by this tax ruling, in addition to its various obligations in accordance with the provisions of the Ordinance.

4.7.

The Company and/or Trustee, as the case may be, shall report the income as provided in this tax ruling and the tax deducted therefrom, in monthly reports (Form 102), annual reports (Form 126), in the employee’s certificate (Form 106), in Form 146 and in Form 156 and/or any other form that is required according to the provisions of the Ordinance.

4.8.

Without derogating from the provisions of Section 4.7 above, the Trustee and/or Company, as the case may be, shall transfer the tax deducted pursuant to the provisions of this tax ruling and the provisions of the Ordinance to the Assessing Officer. The deducted tax amount shall be transferred to the Assessing Officer, calculated according to the actual conversion rate of the U.S. dollar on the dates stated in this tax ruling, as the case may be.

4.9.

The provisions of Section 187(c)(1) of the Ordinance shall apply to the Company and/or Trustee, as the case may be, and they shall be liable for all of the obligations that are prescribed by this tax ruling, including the calculation of the tax and the transfer of the tax amount to the Assessing Officer. The various obligations of the Trustee pursuant to Section 102 and the rules by virtue thereof shall also apply to the Trustee.

4.10.

To clarify, the deduction of the withholding tax and the reports as provided for in this tax ruling, may be made by the Company, in lieu of the Trustee, that will deduct the tax, and report, in accordance with the provisions of the Ordinance and the regulations thereunder, the rules by virtue of Section 102 and this tax ruling. It is clarified that nothing in the aforesaid shall derogate from the Trustee’s obligation with respect to its aforesaid duties in accordance with the provisions of the Ordinance and the regulations thereunder, the rules by virtue of Section 102 and this tax ruling.

4.11.

The Option Plans, Employees, Company and Trustee shall be subject to all of the terms and conditions set forth in Section 102 and 3(i) of the Ordinance and the rules thereunder. In addition, this tax ruling is valid provided that and so long as, all of the provisions of Section 102 and 3(i) of the Ordinance and the rules thereunder will be fulfilled, commencing from the date of the allotment of the rights contemplated in this tax ruling, provided that this tax ruling does not determine otherwise (the “Statutory Terms and Conditions”).

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4.12.

This tax ruling was issued based on the representations that were made to us in writing and orally, including the ones specified in Section 1 above. However, if all or part of the details provided in the context of the application are untrue, or materially incomplete and/or one of the conditions of the tax ruling will not be fulfilled, and/or the Statutory Terms and Conditions were not fulfilled, and/or a transfer of the shares will be performed from the Trustee other than a sale to a third party who is not a Relative, as defined in Section 88 of the Ordinance (below, jointly, the “Violation”), the following provisions shall apply: the Offeree who was allotted rights contemplated in this tax ruling shall be charged tax as income from employment by virtue of Section 2(2) of the Ordinance, on the date of allotment of the rights contemplated in this tax ruling, at the higher rate between the value of the benefit on the allotment date and the value of the benefit on the Violation or Exercise Date.

4.13.

This tax ruling was issued subject to the veracity of the facts that were provided to us by you and subject to all of the full and relevant details having been provided to us, including those that appear in this tax ruling and subject to compliance with the terms of Section 102 of the Ordinance including the rules by virtue thereof.

4.14.

This tax ruling is relevant to the Option Plans that are contemplated in this tax ruling only. The Tax Authority may in future change its position, insofar as the same pertains to other plans that are not contemplated in this tax ruling. In addition, this tax ruling does not constitute approval for the Option Plans within their meaning in Section 102 of the Ordinance and for the compliance of the plans with the provisions of Section 102 of the Ordinance and the rules by virtue thereof.

4.15.

Nothing in this tax ruling constitutes making an assessment and for approval of the facts as the same were presented by you. The facts that were presented as aforesaid shall be examined by the Assessing Officer during the assessment deliberations of the Company’s and/or Employees’ file, as the case may be.

4.16.	Each term in this tax ruling shall bear the meaning afforded thereto in Part 1 of the Ordinance, unless explicitly stated otherwise.

4.17.

The Company, Trustee and Employees shall sign a declaration that they have understood the tax ruling and that they shall act pursuant thereto and shall not ask to modify it and/or replace it with another. Within 90 days from receipt of this tax ruling, the Company and the Trustee shall submit the declaration as aforesaid, together with a list of the Employees who agreed to the aforesaid (after the Company arranged for them to sign with respect to their consent to this arrangement). The Company shall attach a list of Employees who did not sign their consent as aforesaid to the declaration. Insofar as a declaration as aforesaid will not

125 Menachem Begin Road, Kiryat HaMemshalla, Tel Aviv 61070, P.O.B. 7008, Floor 18, Tel.: 03-7633060 Fax: 03-7633086

[Letterhead of the Israel Tax Authority – Professional Division – Employee Options Taxation Department]

be received, this tax ruling shall be deemed retroactively cancelled with regard to Employees who shall not have signed the declaration.

4.18.

This tax ruling shall not apply to an Employee who does not produce a declaration as provided in Section 4.17 above, and he shall be deemed to have sold the Capital Gains 102 Rights that he held on the Closing Date. In the aforesaid case, the Trustee and/or Company shall deduct tax from the value of the shares and from the sum of the gross consideration in accordance with the Income Tax Regulations (Withholding from Salary and from Wages), 5733-1993 if the Employee still works at the Company on the Signing Date (or maximum marginal tax if the Employee does not work at the Company on the signing day unless the Employee shall have presented a certificate from the Assessing Officer on the deduction of withholding tax after this tax ruling was presented to him), other than with respect to Capital Gains 102 Rights regarding which the Period Expiration Date shall have arrived, with respect to which tax shall be deducted according to the provisions of Section 102(b)(2) of the Ordinance and the rules, as the case may be.

4.19.

The Trustee and/or Company hereby undertake to transfer the tax that derives from the sale of the rights as aforesaid concurrently with the transfer of the tax as provided in this arrangement. The aforesaid tax constitutes an advance payment on account of the final tax for which the Employee is liable according to this tax ruling and any and all laws. The Company shall attach a detailed list of Employees who did not deliver the declaration as provided in Section 4.17 above and with respect to whom this clause applies within 90 days from receipt of this tax ruling.

4.20.

The Company and the Trustee undertake within 90 days from the date of this tax ruling to deliver to the Assessing Officers with which their withholding tax files are maintained, a list that includes the: Employees’ names, I.D./P.C., number and classes of shares that were in their possession on the date of completion of the Transaction, divided as provided in Annexes E, F, K, L.

4.21.

It is hereby clarified that this tax ruling only applies with respect to the Offerees holding rights as provided in Annexes E, F, K, L and nothing in this tax ruling shall determine the tax liability and/or deduction of withholding tax of other shareholders of the Company.

4.22.

Withholding tax shall not be deducted from the payments that will be made to the Company and/or deposited with the Trustee with respect to Capital Gains 102 Rights and 3(i) Options contemplated in this tax ruling. For the avoidance of doubt, the Acquiring Company or another on its behalf shall not have any obligation of payment of tax and/or deduction of withholding tax to the Israeli tax authorities due to the payment of the consideration, in whole or in part, for the options and/or shares contemplated in this tax ruling, which obligation shall apply to

125 Menachem Begin Road, Kiryat HaMemshalla, Tel Aviv 61070, P.O.B. 7008, Floor 18, Tel.: 03-7633060 Fax: 03-7633086

[Letterhead of the Israel Tax Authority – Professional Division – Employee Options Taxation Department]

the Trustee and/or Company in accordance with the provisions of this tax ruling and subject to Section 4.23.

4.23.

This tax ruling constitutes a certificate of exemption from deduction of withholding tax with respect to the transfer of the consideration of the holders of Capital Gains 102 Rights, 3(i) Options and 3(i) RSUs from the Acquiring Company to the Company and/or another on their behalf, as the case may be.

4.24.	The annexes to this tax ruling constitute an integral part hereof.

4.25.

The Company and the Trustee have read, understood, agree and undertake to implement all of the terms and conditions of this tax ruling verbatim. The Company and the Trustee undertake to send their approval therefor within 30 days from the signing day of this tax ruling. Otherwise, this tax ruling shall be null and void.

Sincerely,

Raz Itzkovitz, CPA (Legist) Senior Director (Employee Options)

cc:

1.	Mr. Rafi Twina, Adv. – Senior Department Director (Employee Options), Legal Division.
2.	Ms. Merav Zadikerio, CPA – Rehovot Assessing Officer.

125 Menachem Begin Road, Kiryat HaMemshalla, Tel Aviv 61070, P.O.B. 7008, Floor 18, Tel.: 03-7633060 Fax: 03-7633086

Exhibit 99.2

Orbotech Receives Israel Tax Authority Equity Awards Tax Ruling

Yavne, Israel, October 10, 2018 | Orbotech Ltd., (NASDAQ: ORBK) a leading global supplier of yield-enhancing and process-enabling solutions for the manufacture of electronics products, announced today that it has received, in connection with the pending merger transaction between Orbotech and KLA-Tencor Corporation (“KLA-Tencor”), a ruling from the Israeli Tax Authority (the “ITA”) relating to the tax treatment of Orbotech options, restricted share units and shares issued to certain directors, employees and others.

Orbotech has also applied for a ruling from the ITA in connection with a tax exemption on payments arising from the merger that will be made to non-Israeli resident Orbotech shareholders as well as a deferral of the obligation of Israeli tax resident Orbotech shareholders to pay Israeli tax on the exchange of Orbotech shares for KLA-Tencor common stock. If and when received, Orbotech will issue a press release and submit a Form 6-K or other document to the Securities and Exchange Commission (the “SEC”) disclosing details of that ruling.

For further information on the equity awards tax ruling issued by the ITA, please refer to the Company’s Report on Form 6-K dated 10 October 2018, SEC file number 000-12790.

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About Orbotech Ltd.

Orbotech Ltd. is a leading global supplier of yield-enhancing and process-enabling solutions for the manufacture of electronics products. Orbotech provides cutting-edge solutions for use in the manufacture of printed circuit boards (PCBs), flat panel displays (FPDs), and semiconductor devices (SDs), designed to enable the production of innovative, next-generation electronic products and improve the cost effectiveness of existing and future electronics production processes. Orbotech’s core business lies in enabling electronic device manufacturers to inspect and understand PCBs and FPDs and to verify their quality (‘reading’); pattern the desired electronic circuitry on the relevant substrate and perform three-dimensional shaping of metalized circuits on multiple surfaces (‘writing’); and utilize advanced vacuum deposition and etching processes in SD and semiconductor manufacturing (‘connecting’). Orbotech refers to this ‘reading’, ‘writing’ and ‘connecting’ as enabling the ‘Language of Electronics’. For more information, visit www.orbotech.com

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements as defined in the Securities Exchange Act of 1934 and is subject to the safe harbors created therein. These forward-looking statements involve risks and uncertainties that could significantly affect the expected results of the proposed transaction and are based on certain key assumptions. Due to such uncertainties and risks, no assurances can be given that such expectations will prove to have been correct, and readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. The forward-looking statements contained herein include, but are not limited to, the manner in which the parties plan to effect the transaction, including the share repurchase program; the ability of KLA-Tencor to raise additional capital necessary to complete the repurchase program within the time frame expected; the expected benefits, synergies and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the parties’ ability to complete the transaction considering the various closing conditions, including conditions related to regulatory and Orbotech shareholder approvals; the plans, strategies and objectives of management for future operations; product development, product extensions, product integration, complementary product offerings and growth opportunities in certain business areas; the potential future financial impact of the transaction; and any assumptions underlying any of the foregoing. Actual results may differ materially from those referred to in the forward-looking statements due to a number of important factors, including but not limited to the possibility that expected benefits of the transaction may not materialize as expected; that the transaction may not be timely completed, if at all; or that KLA-Tencor may not be able to successfully integrate the solutions and employees of the two companies or ensure the continued performance or growth of Orbotech’s products or solutions.

In addition, other risks that KLA-Tencor faces include those detailed in KLA-Tencor’s filings with the SEC, including KLA-Tencor’s annual report on Form 10-K for the year ended June 30, 2018. Other risks that Orbotech faces include those detailed in Orbotech’s filings with the SEC, including Orbotech’s annual report on Form 20-F for the year ended December 31, 2017 and subsequent SEC filings. The Company is subject to the foregoing and other risks detailed in those reports. The Company assumes no obligation to update the information in this report to reflect new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

This press release is provided in respect of a proposed business combination involving KLA-Tencor and Orbotech. This report does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction was submitted to the shareholders of Orbotech for their consideration through the proxy statement/prospectus described below. On May 16, 2018, KLA-Tencor filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) that included a preliminary proxy statement/prospectus with respect to Orbotech in connection with the merger of an indirect subsidiary of KLA-Tencor with and into Orbotech, with Orbotech surviving, and with respect to KLA-Tencor’s common stock to be issued in the proposed transaction. The Registration Statement was amended and declared effective on June 7, 2018, a copy of the final proxy statement/prospectus contained therein was first made available to Orbotech shareholders on June 7, 2018 and was mailed to Orbotech shareholders on or about June 15, 2018 and the Extraordinary General Meeting of shareholders of Orbotech was held on July 12, 2018. KLA-Tencor and Orbotech also plan to file other documents with the SEC regarding the proposed transaction.

This press release is not a substitute for any prospectus, proxy statement or any other document that KLA-Tencor or Orbotech has or may file with the SEC in connection with the proposed transaction. Investors and security holders of KLA-Tencor and Orbotech are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by KLA-Tencor on KLA-Tencor’s Investor Relations page (http://ir.kla-tencor.com) or by writing to KLA-Tencor Corporation, Investor Relations, 1 Technology Drive, Milpitas, CA 95035 (for documents filed with the SEC by KLA-Tencor), or by Orbotech on Orbotech’s Investor Relations page (investors.Orbotech.com) or by writing to Orbotech Ltd., Investor Relations, 7 Sanhedrin Boulevard, North Industrial Zone, Yavne 8110101 Israel (for documents filed with the SEC by Orbotech).

Orbotech Company Contacts:
Rami Rozen VP of Investor Relations Tel: +972-8-942-3582 Investor.relations@orbotech.com	Tally Kaplan Porat Director of Corporate Marketing Tel: +972-8-942-3603 Tally-Ka@orbotech.com